Exhibit 99.1

Skeena Confirms Filing of Joint BC Mines Act and Environmental Management Act Applications; Releases Video Highlighting Environmental Assessment Application for Eskay Creek

Vancouver, BC (May 5, 2025) Skeena Resources Limited (TSX: SKE, NYSE: SKE) (“Skeena Gold and Silver”, “Skeena” or the “Company”) is pleased to report continued progress on the permitting timeline for its 100%-owned Eskay Creek Gold-Silver Project (“Eskay” or the “Project”). The Company has filed the Joint Permit Application for the BC Mines Act (“MA) and Environmental Management Act (“EMA”) with the BC Major Mine Office (MMO) for joint review with the Tahltan Central Government (“TCG”). Uploading of the application started on April 22 and was completed on April 30, 2025.

Randy Reichert, Chief Executive Officer of Skeena, commented: “We are proud to announce that we have filed both the revised Environmental Assessment application and the BC Mines Act and Environmental Management Act application in close succession. This achievement is noteworthy within the industry and demonstrates our commitment to advancing the project according to our timeline. The EA Certificate and amended authorizations under the MA and EMA are anticipated in the fourth quarter of this year, marking a significant milestone toward restarting operations at Eskay Creek.”

Short Documentary Highlighting Environmental Assessment Application

Skeena is pleased to release a short video that brings to life the recently submitted Environmental Assessment Certificate (EAC) Application for the Project. The video provides an overview of the comprehensive EA process in British Columbia and showcases the Company’s commitment to socially responsible development in close collaboration with the Tahltan Nation. It highlights key areas of environmental stewardship, community engagement, and sustainable project design that form the foundation of the EAC Application.

The video is now available here, on our website, and social media channels.

About Skeena

Skeena is a leading precious metals developer that is focused on advancing the Eskay Creek Gold-Silver Project – a past producing mine located in the renowned Golden Triangle in British Columbia, Canada. Eskay Creek will be one of the highest-grade and lowest cost open-pit precious metals mines in the world, with substantial silver by-product production that surpasses many primary silver mines. Skeena is committed to sustainable mining practices and maximizing the potential of its mineral resources. In partnership with the Tahltan Nation, Skeena strives to foster positive relationships with Indigenous communities while delivering long-term value and sustainable growth for its stakeholders.

On behalf of the Board of Directors of Skeena Gold & Silver,

Walter Coles	Randy Reichert
Executive Chairman	President & CEO

For further information, please contact:

Galina Meleger

Vice President Investor Relations

E: info@skeenagold.com

T: 604-684-8725

W: www.skeenagoldsilver.com

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Skeena’s Corporate Head office is located at Suite #2600 – 1133 Melville Street, Vancouver BC V6E 4E5

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	1

Cautionary note regarding forward-looking statements

Certain statements and information contained or incorporated by reference in this news release constitute “forward-looking information” and “forward-looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively, “forward-looking statements”). These statements relate to future events or our future performance. The use of words such as “anticipates”, “believes”, “proposes”, “contemplates”, “generates”, “targets”, “is projected”, “is planned”, “considers”, “estimates”, “expects”, “is expected”, “potential” and similar expressions, or statements that certain actions, events or results “may”, “might”, “will”, “could”, or “would” be taken, achieved, or occur, may identify forward-looking statements. All statements other than statements of historical fact are forward-looking statements. Specific forward-looking statements contained herein include, but are not limited to, statements regarding the progress of development at Eskay, including the construction budget, schedule and required funding in respect thereof; outcome related to the EA certificate and the restart of operations, future progress at Eskay Creek and adherence to the timeline, future actions and commitments regarding environmental stewardship and community engagement; and the results of the Definitive Feasibility Study, processing capacity of the mine, anticipated mine life, probable reserves, estimated project capital and operating costs, sustaining costs, results of test work and studies, planned environmental assessments, the future price of metals, metal concentrate, and future exploration and development. Such forward-looking statements are based on material factors and/or assumptions which include, but are not limited to, the estimation of mineral resources and reserves, the realization of resource and reserve estimates, metal prices, taxation, the estimation, timing and amount of future exploration and development, capital and operating costs, the availability of financing, the receipt of regulatory approvals, environmental risks, title disputes and the assumptions set forth herein and in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, and the Company’s Annual Information Form (“AIF”) dated March 31, 2025. Such forward-looking statements represent the Company’s management expectations, estimates and projections regarding future events or circumstances on the date the statements are made, and are necessarily based on several estimates and assumptions that, while considered reasonable by the Company as of the date hereof, are not guarantees of future performance. Actual events and results may differ materially from those described herein, and are subject to significant operational, business, economic, and regulatory risks and uncertainties. The risks and uncertainties that may affect the forward-looking statements in this news release include, among others: the inherent risks involved in exploration and development of mineral properties, including permitting and other government approvals; the receipt and timing of the environmental assessment certificate,; changes in economic conditions, including changes in the price of gold and other key variables; changes in mine plans and other factors, including accidents, equipment breakdown, bad weather and other project execution delays, many of which are beyond the control of the Company; environmental risks and unanticipated reclamation expenses; and other risk factors identified in the Company’s MD&A for the year ended December 31, 2024, its most recently filed interim MD&A, the AIF dated March 31, 2025 the Company’s short form base shelf prospectus dated March 19, 2025, and in the Company’s other periodic filings with securities and regulatory authorities in Canada and the United States that are available on SEDAR+ at www.sedarplus.ca or on EDGAR at www.sec.gov.

Readers should not place undue reliance on such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made and the Company does not undertake any obligations to update and/or revise any forward-looking statements except as required by applicable securities laws.

Skeena Gold + Silver	TSX: SKE | NYSE: SKE	2